Exhibit 12.1

Equity Office Properties Trust
Statement of Earnings to Fixed Charges
(Dollars in thousands)

						For the
						three months
	For the years ended December 31,					ended March,
	2003	2002	2001	2000	1999	2004
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and net gain on sales of real estate	$456,687	$668,313	$506,727	$424,508	$390,790	$104,308

Plus Fixed Charges:
Interest expense	820,359	809,681	727,560	521,746	409,965	205,538
Capitalized interest	10,089	20,467	23,538	14,277	18,030	2,030
Loan amortization cost	6,976	4,964	15,026	11,344	14,596	2,171

Fixed charges	837,424	835,112	766,124	547,367	442,591	209,739
Plus amortization of capitalized interest	2,082	1,676	1,299	1,057	522	633
Plus distributed income of investments in unconsolidated joint ventures	87,624	149,224	82,409	63,942	14,389	10,067
Less capitalized interest	(10,089)	(20,467)	(23,538)	(14,277)	(18,030)	(2,030)

Total	79,617	130,433	60,170	50,722	(3,119)	8,670
Earnings	$1,373,728	$1,633,858	$1,333,021	$1,022,597	$830,262	$322,717

Fixed charges	$837,424	$835,112	$766,124	$547,367	$442,591	$209,739

Earnings to Fixed Charges	1.6	2.0	1.7	1.9	1.9	1.5